SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                      -------------------

                       (Amendment No. 4)

                        SCHEDULE 14D-1/A
                     Tender Offer Statement
 Pursuant to Section 14(d)(1)of the Securities Exchange Act of 1934
                      -------------------

                 GLOBAL MOTORSPORT GROUP, INC.
                   (Name of Subject Company)

                      -------------------
                       GOLDEN CYCLE, LLC
                        ALEXANDER GRASS
                          ROGER GRASS
                           (Bidders)
                      -------------------

            COMMON STOCK, PAR VALUE $.001 PER SHARE
   (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                 (Title of Class of Securities)

                      -------------------
                           378937106
             (CUSIP Number of Class of Securities)

                      -------------------
                          ROGER GRASS
                       GOLDEN CYCLE, LLC
                 ONE WYNNEWOOD ROAD, SUITE 100
                      WYNNEWOOD, PA 19096
                         (610) 642-8600
  (Name, Address and Telephone Number of Persons Authorized to
    Receive Notices and Communications on Behalf of Bidder)
                      -------------------

                            COPY TO:
                   HERBERT HENRYSON II, ESQ.
            WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                     111 SOUTH 15TH STREET
                     PHILADELPHIA, PA 19102
                          (215) 977-2000
CUSIP No. 378937106                                 14D-1- Page 2
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1    NAME OF REPORTING PERSON:         Golden Cycle, LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 23-294-3669
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [  ]

                                                                      (b) [  ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS:   WC, AF, BK, OO
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)
[  ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION             Pennsylvania
------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         528,100
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8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                          [  ]
------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   10.4%
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10   TYPE OF REPORTING PERSON:              OO
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
CUSIP No. 378937106                                 14D-1- Page 3
------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:         Alexander Grass
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [  ]

                                                                      (b) [  ]
------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------
4    SOURCE OF FUNDS:   PF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)
[  ]
------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States
------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         0
------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                          [  ]
------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.0%
------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON:              IN
------------------------------------------------------------------------------

CUSIP No. 378937106                                 14D-1- Page 4
------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:         Roger Grass
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [  ]

                                                                      (b) [  ]
------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------
4    SOURCE OF FUNDS:   PF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)
[  ]
------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States
------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         0
------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                          [  ]
------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.0%
------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON:              IN
------------------------------------------------------------------------------

This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule 14D-1 dated April 7, 1998 filed by Golden Cycle, LLC, a Pennsylvania limited liability company, to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Global Motorsport Group, Inc., a Delaware corporation (the "Company"), including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of November 13, 1996 between the Company and American Stock Transfer and Trust Company, as Rights Agent, at $18.00 per Share and associate Right, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 7, 1998 and the related Letter of Transmittal.

The Schedule 14D-1 is hereby amended as set forth below.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11(a) is hereby amended by adding the following:

    (a)(11)   Press Release, issued by the Purchaser, dated May 4,
              1998.

                           SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 1998

                             GOLDEN CYCLE, LLC


                             By: /s/ ROGER GRASS
                                 ----------------------
                                 Name: Roger Grass
                                 Title:  Vice President

                             /s/ ALEXANDER GRASS
                             --------------------------
                               Alexander Grass

                             /s/ ROGER GRASS
                             --------------------------
                               Roger Grass

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                   EXHIBIT
----------         ------------------------------------------------------------


(a)(1)   Offer to Purchase, dated April 7, 1998.

(2) Letter of Transmittal with respect to the Shares and Rights.

(3) Letter, dated April 7, 1998, from Jefferies & Company, Inc. to brokers, dealers, banks, trust companies and nominees.

(4) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.

(5) Notice of Guaranteed Delivery.

(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(7) Press Release, dated April 6, 1998.

(8) Form of summary advertisement, dated April 7, 1998.

(9) Letter dated April 14, 1998 from Alexander Grass to Mr. Joseph F. Keenan

(10)     Press Release, issued by the Purchaser, dated April 17, 1998

*(11)    Press Release, issued by the Purchaser, dated May 4, 1998

(b)                None.

(c) Letter agreement, dated March 6, 1998, between Jeffries & Company, Inc. and the Purchaser.

(d)           None.

(e)           Not Applicable.

(f)           None.

(g) Complaint filed by the Purchaser on April 2, 1998 in the Court of Chancery of the State of Delaware.

(h) Complaint filed by the Purchaser on April 6, 1998 in the United States District Court in and for the District of Delaware.

(i) Complaint filed by the Purchaser on April 7, 1998 in the Court of Chancery of the State of Delaware.

_____________
* Filed herewith.
                                            Exhibit (a)(11)

                  GOLDEN CYCLE LLC EXTENDS OFFER


    WYNNEWOOD, Pa.--May 4, 1998--Golden Cycle, LLC today announced that it has extended the expiration date of its tender offer for all of the outstanding common shares and preferred share purchase rights of Global Motorsport Group Inc. (NASDAQ: CSTM) to 12:00 midnight, New York City time, on Friday, May 29, 1998. Golden Cycle said that it has received tenders of approximately 2,730 common shares of Global Motorsport.